Exhibit 3
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Via Federal Express

October 23, 2006

CSK Auto Corporation
c/o Legal Department, Randi V. Morrison
Attention: Board of Directors
645 East Missouri Avenue, Suite 400
Phoenix, AZ 85012

To The Board of Directors of CSK Auto Corporation ("CSK Auto" or the "Company"):

Karsch Capital Management, LP(1), as a holder of 9.3% of the outstanding common stock of CSK Auto's common stock, has attached a formal proposal that we believe, subject to the bolded text below, should be considered by stockholders at the Company's next stockholders meeting and included in the proxy materials to be disseminated by the Company. Essentially, we propose that the Company put itself up for sale immediately after the Company completes the restatement of its financial statements and becomes current with SEC reporting obligations. For confirmation of ownership, we enclose a copy of our Schedule 13D filed with the Securities and Exchange Commission on October 10, 2006, as amended.

We want to emphasize that this letter is not being written to antagonize the Board. Our October 9, 2006 letter states our views and they have not changed. We believe that the views of the Company's most important constituency - its stockholders - be obtained concerning the Company's future and alternatives to maximizing stockholder value. Moreover, given the provisions of CSK Auto's bylaws regarding advanced notice of stockholder proposals, we wanted to give the Company early notification of our proposal.

Since we have not spoken to any members of management or the Board of Directors after sending our letter of October 9, 2006, we do not know the Board's current views. HOWEVER, IF THE BOARD HAS ALREADY DECIDED, OR DECIDES, TO PUT THE COMPANY UP FOR SALE, THERE WOULD BE NO NEED TO HAVE THIS PROPOSAL INCLUDED IN THE NEXT PROXY.

We hope that the Board has already decided to take the steps to solicit offers for the sale of the Company upon the availability of its restated financial statements, but if not, we urge the Board to include our proposal in the Company's proxy materials for the next meeting of stockholders.

We have not held our shares of CSK Auto common stock for at least one year as required by Rule 14a-8 under the Securities Exchange Act of 1934 to qualify to have our proposal included in the Company's proxy materials. Our intent is to continue ownership of the shares through the date of the Company's next annual or special meeting of stockholders. However, since the Company has not held an annual meeting for nearly 16 months, we reserve the right to change our intent or position if the Company fails to restate its financial statements and hold its annual meeting within reasonable time.

We are also aware of the provisions of the Company's bylaws that require stockholder proposals to be submitted to the Company "no later than the close of business on the 120th day prior to the upcoming annual meeting." This advanced notice provision may not be an issue depending on the date you plan to schedule the Company's next annual meeting of stockholders. However, because the Company has not held an annual meeting of stockholders since June 16, 2005, we believe that pursuant to Rule 14a-8(e)(2), stockholders have reasonable time to submit proposals and that submitting this proposal at this time provides the Company with reasonable notice. In any event, we request that the Board overlook any procedural issues and elicit the views of the Company's stockholders with respect to the future of the Company by including our proposal in the Company's

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(1) Karsch Capital Management, LP ("KCM"), a Delaware limited partnership, is an investment adviser registered under the Investment Advisers Act of 1940, as amended. KCM acts as a management company to two domestic funds and acts as an investment manager to two offshore funds based in the Cayman Islands. KCM also acts as an investment adviser to several managed accounts.

proxy materials for its next annual meeting of stockholders. Given the magnitude of our financial stake in the Company and the reasonableness of our request, we expect that the Board would make this decision.

If the Board feels that it cannot overlook the requirements of Rule 14a-8 and chooses not to include our proposal, we urge the Board to include any similar proposal(s) if submitted by stockholder(s) who meet the requirements of Rule 14a-8.


Sincerely,



Michael Karsch



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                  Proposal - Stockholder Proposal Relating to
                        A Merger or Sale of the Company

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RESOLVED, that the stockholders of CSK Auto Corporation (the "Company") hereby request that immediately upon completion of its restated financial statements, the Company engage a leading investment banking firm qualified in the Company's business segment to solicit offers for the sale or merger of the Company.

SUPPORTING STATEMENT

The purpose of this proposal is to provide stockholders with the opportunity to advise the Board of Directors of their concerns regarding the Company's strategic direction and to express stockholders' desire to realize the full value of their investment. We, as the owner of 9.3% of the Company's common stock, believe that the Company has significantly underperformed since its IPO, and that the Company must put itself up for sale immediately after the Company completes the restatement of its financial statements and becomes current with SEC reporting obligations. Our beliefs are based on several factors, including:

o The Company's stock price was trading more than 25% below its IPO price of March 12, 1998 through October 6, 2006 (the last trading day before we sent our initial letter to the Board), while the S&P 500, the Russell 2000 and the S&P 600 Retailing Index have appreciated more than 40%, 70% and 70% respectively, during the same period;

o Comparable public companies in the Company's business segment have (including dividend returns) outperformed both the Company and above indices in the same period (e.g., over 200% increase by AutoZone, over 370% increase by O'Reilly Automotive and over 145% increase by Advance Auto Parts (since trading publicly), exemplifying the inefficiency of Company management; and

o The Board is charged with overseeing management's results and setting corporate policy. On the first account, the stock has declined since nearly all of the Board members have joined the Company. Importantly, many of the members of the Board presided over the accounting probes and/or the near bankruptcy of the Company in 2000.

We believe strategic buyers would be interested in the Company given its strong asset base, including a leading presence in critical markets like California, and the opportunity to replicate historical success in generating significant synergies with other acquired Do It Yourself (DIY) auto parts retailers. Additionally, we believe financial buyers would be attracted to the Company given their historical success in this industry segment, which is predictable and generates high returns, high margins and substantial free cash flow.